Exhibit 99.3

August 1, 2019	News Release 19-13

Pretivm Reports Second Quarter 2019 Operating and Financial Results

Brucejack Generates $113 Million in Revenue, $41 Million in Operating Cash Flow, Reduces Debt by $45 Million and Re-affirms 2019 Guidance

Vancouver, British Columbia, August 1, 2019; Pretium Resources Inc. (TSX/NYSE:PVG) (“Pretivm” or the “Company”) reports operating and financial results for the second quarter 2019, Pretivm’s eighth consecutive quarter of positive adjusted earnings.

All amounts are in US dollars unless otherwise noted. This release should be read in conjunction with the Company’s Financial Statements and Management’s Discussion and Analysis (“MD&A”) for the three and six months ended June 30, 2019 and 2018, available on the Company’s website and on SEDAR and EDGAR.

Second Quarter 2019 Operating Summary

●	Production of 90,761 ounces of gold, on track to achieve 2019 annual guidance.

●	Mill feed grade of 8.9 grams per tonne gold.

●	Gold recovery rate of 96.9%.

●	Ore milled 324,171 tonnes.

●	Daily average ore milled 3,562 tonnes per day.

Second Quarter 2019 Financial Summary

●	Revenue of $113.2 million on 85,953 ounces of gold sold.

●	Total cost of sales of $83.4 million or $970 per ounce of gold sold[1].

●	Earnings from mine operations of $29.8 million.

●	Achieved an average realized cash margin[1] of $550 per ounce of gold sold, with a total cash cost of $702 per ounce of gold sold[1].

●	All-in Sustaining Cost (“AISC”)[1] of $940 per ounce of gold sold, on track to achieve 2019 annual guidance.

●	Generated $41.2 million in cash from operating activities.

●	Net earnings of $10.4 million ($0.06 per share).

●	Adjusted earnings[1] of $17.0 million ($0.09 per share1).

●	Reduced debt by $44.7 million using cash generated from operations.

●	Remaining debt of $415.3 million on the $480 million loan facility.

[1]	Refer to the “Non-IFRS Financial Performance Measures” section at the end of this news release.

“We delivered another profitable quarter with significant cash flow,” said Joseph Ovsenek, President & CEO of Pretivm. “The robust economics of our Brucejack Mine allowed us to eliminate $65 million of debt in the first half of 2019, strengthening our balance sheet and advancing our debt repayment goals as we continue to target debt reduction of $140 million this year. We are successfully ramping up production and made additional progress since the first quarter of the year. We expect this positive trajectory to continue, to deliver higher grade and tonnes through the remainder of the year and to meet our guidance.”

2019 Production and Financial Guidance

The Company remains on track to achieve its 2019 gold production guidance of 390,000 ounces to 420,000 ounces. The production ramp-up from 2,700 tonnes per day to 3,800 tonnes per day over the course of the year is advancing as planned. To achieve the ramp-up, the Company increased the underground development rate to 1,000 meters per month to improve access to a greater number of stopes. As the mine plan continues to progress through a lower grade area of the Valley of the Kings, all stopes above cut-off grade of approximately 5.0 grams per tonne gold are being mined as they become available for production. As a result, gold grade over the first half of the year was 8.8 grams per tonne, with the gold grade expected to average approximately 10.4 grams per tonne for 2019. As previously guided, both grade and tonnes are expected to be higher through the remainder of the year as the increased rate of underground development opens the mine and further improves access to reserves.

AISC in the first half of the year was $905 per ounce of gold sold, above the annual guidance range of $775 to $875 per ounce of gold sold. However, as production increases through the remainder of 2019 we expect AISC to be within full-year guidance. AISC guidance for the year includes approximately $30.0 million for sustaining capital, of which approximately $11.6 million was spent in the first half of the year. Approximately $15.0 million of the estimated sustaining capital is allocated for non-recurring expenditures.

Second Quarter 2019 Ramp-up Production Overview

●	The production rate ramp-up is advancing as planned; sequential comparison demonstrates the progress achieved from the first to second quarter of 2019.

●	Gold production totaled 90,761 ounces in the second quarter, representing a 14% increase compared to 79,180 ounces in the first quarter of 2019.

●	The mill feed grade average improved slightly to 8.9 grams per tonne gold for the quarter compared to 8.7 grams per tonne gold in the previous quarter. As development underground progressed through lower grade areas, all stopes that met the grade cut-off were processed. Both grade and tonnes are expected to be higher through the remainder of the year as the increased rate of underground development opens the mine and further improves access to reserves.

●	Underground development has successfully advanced towards the targeted rate of 1,000 meters per month, with 993 meters achieved for the month of June. Development is expected to continue at approximately 1,000 meters per month for the remainder of the year to ensure development remains ahead of production requirements to achieve a mining rate of 3,800 tonnes per day by year end.

●	A total of 324,171 tonnes of ore, equivalent to a throughput rate of 3,562 tonnes per day, was processed. This represents an increase of 10% from the previous quarter, when a total of 295,122 tonnes of ore, equivalent to a throughput rate of 3,279 tonnes per day, was processed.

●	The modifications and upgrades required to sustain processing at the increased production rate of 3,800 tonnes per day are progressing on schedule. The most significant upgrade was the shift from concentrate bagging to a bulk loading system. The bulk loading system is now installed in its permanent location and is operating as a fully integrated component of the concentrate process. Modifications to the flotation circuit which include upgraded pumps and piping and an additional cleaning cell for the flotation circuit will continue during regularly scheduled shutdowns as the final components are delivered.

●	Gold recoveries averaged 96.9% for the quarter, a slight improvement over 96.8% in the previous quarter.

Second Quarter 2019 Financial Overview

●	The Company generated revenue of $113.2 million compared to revenue of $103.1 million in the first quarter 2019. Revenue includes a gain on trade receivables at fair value related to provisional pricing adjustments of $4.1 million (Q1 2019 – loss of $0.7 million).

●	Over the quarter the Company sold 85,953 ounces of gold at an average realized price[1] of $1,252 per ounce. In the previous quarter 81,434 ounces of gold were sold at an average realized price of $1,257 per ounce. The average realized price was reduced by treatment costs and refining charges related to concentrate gold sales.

●	Total cost of sales was $83.4 million or $970 per ounce of gold sold. For the previous quarter, total cost of sales was $74.0 million or $908 per ounce of gold sold. Total cost of sales was impacted by an increase in depreciation and depletion related to the updated Mineral Reserve in April 2019 and in production costs primarily due to additional development and drilling.

●	Production costs for the second quarter were $56.0 million or $173 per tonne of ore milled, compared to $53.0 million or $180 per tonne of ore milled in the previous quarter. Production costs include mining, processing, surface services and mine general and administrative costs.

●	Total cash cost was $702 per ounce of gold sold resulting in an average realized cash margin of $550 per ounce of gold sold. In the first quarter 2019, total cash cost was $686 per ounce of gold sold resulting in an average realized cash margin of $571 per ounce of gold sold.

●	AISC was $940 per ounce of gold sold and remains on track to meet our 2019 financial guidance of $775 to $875 per ounce of gold sold, as production is expected to be higher in the second half of the year. In the first quarter 2019, AISC was $868 per ounce of gold sold. The increase over the previous quarter is related to timing of sustaining capital expenditures, growth-oriented expenses and the increased rate of underground development associated with the production ramp-up to 3,800 tonnes per day.

●	Earnings from mine operations were $29.8 million compared to $29.2 million in the previous quarter.

●	Net earnings were $10.4 million compared to earnings of $4.2 million in the previous quarter. Adjusted earnings were $17.0 million compared to $16.5 million in the previous quarter.

●	Cash generated by operations was $41.2 million compared to $39.9 million in the previous quarter.

●	The Company repaid $44.7 million of the $480.0 million loan facility with cash generated from operations this quarter, for a total of $64.7 million this year ($415.3 million outstanding).

Lyle Morgenthaler, B.A.Sc., P.Eng., Chief Mine Engineer, Pretium Resources Inc. is the Qualified Person responsible for Brucejack Mine development, and has reviewed and approved the scientific and technical information contained in this news release relating thereto.

Pretivm Expands Management Team

Pretivm has added to its leadership team with the appointment of Mr. John Hayes as Senior Vice President, Corporate Development and Investor Relations. Mr. Hayes has over 30 years of experience in capital markets and the mining sector. Mr. Hayes has served as a mining analyst and Managing Director for BMO Capital Markets and prior to that worked as a professional geologist. Mr. Hayes graduated from Memorial University of Newfoundland with an Honours Bachelor of Science in Geology (1989) and a Master of Science in Geology (1997). He also holds an MBA from Dalhousie University (2003) and is a member (P. Geo.) of the Professional Engineers and Geoscientists of Newfoundland and Labrador.

Our unaudited condensed consolidated interim Financial Statements and MD&A for the three and six months ended June 30, 2019 and 2018 are filed on SEDAR and EDGAR and are available on our website at www.pretivm.com.

Webcast and Conference Call

The webcast and conference call to discuss the second quarter 2019 operating and financial results will take place Friday, August 2, 2019 at 8:00 am PT (11:00 am ET).

Webcast and conference call details:

Friday, August 2, 2019 at 8:00 am PT (11:00 am ET)
Webcast	www.pretivm.com
Toll Free (North America)	1-800-319-4610
International and Vancouver	604-638-5340

A recorded playback will be available until August 16, 2019:

Toll Free (North America)	1-800-319-6413
Access Code	3256

About Pretivm

Pretivm is a low-cost intermediate gold producer with the high-grade underground Brucejack Mine in northern British Columbia.

For further information contact:

Joseph Ovsenek	Troy Shultz
President & CEO	Manager, Investor Relations & Corporate Communications

Pretium Resources Inc.
Suite 2300, Four Bentall Centre, 1055 Dunsmuir Street
PO Box 49334 Vancouver, BC V7X 1L4
(604) 558-1784
invest@pretivm.com
(SEDAR filings: Pretium Resources Inc.)

Operating Results

	Three months ended June 30,			Six months ended June 30,
		2019	2018	2019	2018

Ore mined (wet tonnes)	t	337,044	248,506	645,431	516,845
Mining rate	tpd	3,704	2,731	3,566	2,855

Ore milled (dry tonnes)	t	324,171	236,990	619,293	498,433
Head grade	g/t Au	8.9	14.9	8.8	11.9
Recovery	%	96.9	97.7	96.9	97.4
Mill throughput	tpd	3,562	2,604	3,422	2,754

Gold ounces produced	oz	90,761	111,340	169,941	187,029
Silver ounces produced	oz	135,797	118,205	244,031	212,935

Gold ounces sold	oz	85,953	115,309	167,387	183,960
Silver ounces sold	oz	104,442	118,366	201,416	202,600

The following abbreviations were used above: t (tonnes), tpd (tonnes per day), g/t (grams per tonne), Au (gold) and oz (ounces).

Financial Results

	Three months ended June 30,			Six months ended June 30,
In thousands of USD, except for per ounce data		2019	2018	2019	2018

Revenue		$113,202	146,478	216,321	235,900
Earnings from mine operations		$29,789	60,070	58,941	76,904
Net earnings for the period		$10,443	31,097	14,609	23,039
Per share – basic	$/share	0.06	0.17	0.08	0.13
Per share – diluted	$/share	0.06	0.17	0.08	0.13

Adjusted earnings(1)		$17,013	47,048	33,540	52,845
Per share - basic(1)	$/share	0.09	0.26	0.18	0.29

Total cash and cash equivalents		$34,281	142,495	34,281	142,495
Cash generated from operating activities		41,183	77,276	81,127	101,995
Total assets		$1,609,644	1,731,950	1,609,644	1,731,950
Long-term debt(2)		$411,595	292,330	411,595	292,330

Production costs (milled)	$/t	173	215	176	213

Total cash costs(1)	$/oz	702	548	694	657
All-in sustaining costs(1)	$/oz	940	648	905	783

Average realized price(1)	$/oz	1,252	1,278	1,255	1,276
Average realized cash margin(1)	$/oz	550	730	561	619

(1)	Refer to the “Non-IFRS Financial Performance Measures” section at the end of this news release.

(2)	Long-term debt does not include the current portions of the Company’s loan facility and offtake obligation in the amount of $75,609 as at June 30, 2019. For the comparable period in 2018, long-term debt does not include the current portions of the Company’s then-outstanding credit facility and offtake obligation in the amount of $399,719.

Non-IFRS Financial Performance Measures

The Company has included certain non-IFRS measures in this new release. Refer to the Company’s MD&A for an explanation, discussion and reconciliation of non-IFRS measures. The Company believes that these measures, in addition to measures prepared in accordance with IFRS, provide readers with an improved ability to evaluate the underlying performance of the Company and to compare it to information reported by other companies. The non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with International Financial Reporting Standards (“IFRS”). These measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures presented by other issuers.

Forward-Looking Information

This news release contains “forward-looking information”, “forward looking statements”, “future oriented financial information” and/or “financial outlook” within the meaning of applicable Canadian and United States securities legislation (collectively herein referred to as “forward-looking information”). The purpose of disclosing future oriented financial information and financial outlook is to provide a general overview of management’s expectations regarding the anticipated results of operations and costs thereof and readers are cautioned that future oriented financial information and financial outlook may not be appropriate for other purposes. Wherever possible, words such as “plans”, “expects”, “guidance”, “projects”, “assumes”, “budget”, “strategy”, “scheduled”, “estimates”, “forecasts”, “anticipates”, “believes”, “intends”, “modeled”, “targets” and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative forms of any of these terms and similar expressions, have been used to identify forward-looking information. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance are not statements of historical fact and may be forward-looking statements. Forward-looking information may include, but is not limited to, information with respect to: production and cost guidance and the Company’s expectations around achieving such guidance; our future operational and financial results, including estimated cash flows, and the timing thereof; the expected grade of gold and silver production; the Brucejack Mine production rate and the ramp-up to 3,800 tonnes per day production rate; capital modifications and upgrades, underground development, and estimated expenditures and timelines in connection therewith, including with respect to the ramp-up to 3,800 tonnes per day production rate; payment of debt, operating and other obligations and requirements, including timing and source of funds; our mining (including mining methods), expansion, exploration and development activities, including our infill, expansion and underground exploration drill programs and our grassroots exploration program, and the results, costs and timing thereof; our operational grade control program, including plans with respect to our infill drill program and our local grade control model; grade reconciliation, updated geological interpretation and mining initiatives with respect to the Brucejack Mine; our operational strategy; capital, sustaining and operating cost estimates and timing thereof; the future price of gold and silver; our liquidity and the adequacy of our financial resources; our intentions with respect to our capital resources; capital allocation plans; our financing activities, including plans for the use of proceeds thereof; the estimation of Mineral Reserves and Resources including any updates thereto; realization of Mineral Reserve and Resource estimates; our estimated life of mine and life of mine plan for the Brucejack Mine; production and processing estimates; estimated economic results of the Brucejack Mine, including net cash flow and net present value; predicted metallurgical recoveries for gold and silver; geological and mineralization interpretations; development of our Brucejack Mine and timing thereof; results, analyses and interpretations of exploration and drilling programs; timelines and similar statements relating to the economic viability of the Brucejack Mine, including mine life, total tonnes mined and processed and mining operations; updates to our Mineral Reserves and Resources and life of mine plan for the Brucejack Mine, and the timing thereof; timing, receipt, and anticipated effects of, and anticipated capital costs in connection with approvals, consents and permits under applicable legislation; our executive compensation policy, approach and practice; our relationship with community stakeholders; litigation matters; environmental matters; our effective tax rate and the recognition of our previously unrecognized income tax attributes; new accounting standards applicable to the Company, including methods of adoption and the effects of adoption of such standards; statements regarding United States dollar cash flows, currency fluctuations and the recurrence of foreign currency translation adjustments; and management and board of directors succession plans. Forward-looking information is subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual results, actions, events conditions, performance or achievements to materially differ from those expressed or implied by the forward-looking information, including, without limitation, those related to: uncertainty as to the outcome of legal proceedings; the effect of indebtedness on cash flow and business operations; the effect of restrictive covenants in our agreements; our ability to satisfy commitments under our offtake agreement; assumptions regarding expected capital costs, operating costs and expenditures, production schedules, economic returns and other projections; our production and production cost estimates, including the accuracy thereof; commodity price fluctuations, including gold price volatility; the accuracy of our Mineral Resource and Reserve estimates (including with respect to size, grade and recoverability) and the geological, operational and price assumptions on which they are based; uncertainties relating to Inferred Mineral Resources being converted into Measured or Indicated Mineral Resources; our ability to maintain or increase our annual production of gold at the Brucejack Mine or discover, develop or acquire Mineral Reserves for production; dependency on the Brucejack Mine for our future operating revenue; the development of our properties; general economic conditions; the inherent risk in the mining industry; significant governmental regulations, including environmental regulations; currency fluctuations, and such other risks, uncertainties and other factors as are identified in Pretivm’s Annual Information Form dated March 28, 2019, Form 40-F dated March 28, 2019, MD&A and other disclosure documents as filed in Canada on SEDAR at www.sedar.com and in the United States through EDGAR at the SEC’s website at www.sec.gov (collectively, the “Pretivm Disclosure Documents”). Our forward-looking information is based on the assumptions, beliefs, expectations and opinions of management on the date the statements are made, many of which may be difficult to predict and beyond our control. In connection with the forward-looking information contained in this news release, we have made certain assumptions about, among other things: our business and that no significant event will occur outside of our normal course of business; planned exploration and development activities and the costs and timing thereof; future prices of gold and silver and other metal prices; the accuracy of our Mineral Resources and Mineral Reserve estimates; the geology and mineralization of the Brucejack Project; operating conditions; capital and operating cost estimates; production and process estimates; the results, costs and timing of future exploration and drilling; timelines and similar statements relating to the economic viability of the Brucejack Project; timing and receipt of governmental, regulatory and third party approvals, consents, licenses and permits; obtaining required renewals for existing approvals, consents, licenses and permits; the geopolitical, economic, permitting and legal climate that we operate in; the adequacy of our financial resources and our ability to raise any necessary additional capital on reasonable terms; our ability to satisfy the terms and conditions of our debt obligations; commodity prices; currency exchange rates and interest rates; political and regulatory stability; requirements under applicable laws; market competition; sustained labour stability and availability of equipment; positive relations with local groups; favourable equity and debt capital markets; stability in financial and capital markets, and such other factors and assumptions as are identified in the other Pretivm Disclosure Documents. Although we believe that the assumptions inherent in the forward-looking information are reasonable as of the date of this news release, they are subject to significant business, social, economic, political, regulatory, competitive and other risks and uncertainties, contingencies and other factors that could cause actual actions, events, conditions, results, performance or achievements to be materially different from those projected in the forward-looking information. Forward-looking information is not a guarantee of future performance. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. We do not assume any obligation to update forward-looking information, whether as a result of new information, future events or otherwise, other than as required by applicable law. For the reasons set forth above, readers should not place undue reliance on forward-looking information. Neither the TSX nor the NYSE has approved or disapproved of the information contained herein.